December 14, 2021

Via Electronic Filing

Ms. Sherry Haywood

Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Atlis Motor Vehicles, Inc 1-A Letter

December 714 2021

File No. 24-11714

Dear Ms. Haywood:

Atlis Motor Vehicles (the “Company” or “Atlis”) submits this letter in response to the Company’s Comment Letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (“the SEC”) dated December 14, 2021, with regard to Offering Statement on Form 1-A Filed November 12, 2021, Amendment 1 to Offering Statement on Form 1-A Filed November 24, 2021, and Amendment 2 to the Offering Statement on Form 1-A Filed December 9, 2021 (the “Offering”).

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Amendment No. 2 to Form 1-A Filed December 9, 2021

General

1.	We note your response to prior comment two. Please revise Part I, Item 4 of the Form 1-A, the Offering Circular Cover Page, Use of Proceeds and Dilution sections to disclose the $15.88 fixed price per share and the $11,496,850 aggregate offering price attributable to the 723,983 securities being offered.

The Company has updated Part 1 Item 4 and Part II’s Cover Page, Use of Proceeds, and Dilutions sections accordingly.

Please telephone the undersigned at (916)239-5776 if you have any questions or require any additional information.

Sincerely,

/s/Annie Pratt

Annie Pratt
President